EXHIBIT 99.1

LOUISIANA GENERATING LLC

FINANCIAL STATEMENTS

At June 30, 2004 and December 31, 2003, and for

the Three and Six Months Ended June 30, 2004 and 2003

LOUISIANA GENERATING LLC

INDEX

Page(s)

Financial Statements (Unaudited)
Unaudited Balance Sheets at June 30, 2004 and December 31, 2003	2
Unaudited Statements of Operations for the three and six months ended June 30, 2004 and 2003	3
Unaudited Statements of Member’s Equity for the three and six months ended June 30, 2004 and 2003	4–5
Unaudited Statements of Cash Flows for the six months ended June 30, 2004 and 2003	6
Notes to Unaudited Financial Statements	7–19

LOUISIANA GENERATING LLC

BALANCE SHEETS

(Unaudited)

	Reorganized Company

	June 30,	December 31,
	2004	2003

	(In thousands of dollars)
ASSETS
Current assets
Cash and cash equivalents	$50,685	$4,612
Restricted cash	—	99
Accounts receivable	33,333	37,039
Accounts receivable — affiliates	—	3,812
Note receivable	—	584
Inventory	28,732	34,077
Prepayments and other current assets	4,313	6,588

Total current assets	117,063	86,811
Property, plant and equipment, net of accumulated depreciation of $32,484, and $2,452, respectively	858,329	863,096
Intangible assets, net of accumulated amortization of $7,314 and $787, respectively	99,880	120,854
Decommissioning fund investments	4,916	4,809
Other assets	877	685

Total assets	$1,081,065	$1,076,255

LIABILITIES AND MEMBER’S EQUITY
Current liabilities
Accounts payable	$4,862	$10,430
Accounts payable — affiliates	8,894	—
Other current liabilities	15,194	18,433

Total current liabilities	28,950	28,863
Burdensome contracts	370,187	387,524
Other long-term obligations	10,377	9,789

Total liabilities	409,514	426,176

Commitments and contingencies
Member’s equity	671,551	650,079

Total liabilities and member’s equity	$1,081,065	$1,076,255

The accompanying notes are an integral part of these financial statements.

LOUISIANA GENERATING LLC

STATEMENTS OF OPERATIONS

(Unaudited)

	Reorganized	Predecessor	Reorganized	Predecessor
	Company	Company	Company	Company

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003

	(In thousands of dollars)
Revenues	$106,424	$92,098	$204,845	$195,969
Operating costs	66,092	62,880	130,402	130,157
Depreciation and amortization	13,883	8,647	30,032	16,221
General and administrative expenses	5,308	2,473	9,229	4,744
Reorganization items	(71)	—	598	—

Income from operations	21,212	18,098	34,584	44,847
Other income, net	15	314	37	641
Interest (expense) benefit	1,298	(17,370)	1,298	(34,843)

Income before income taxes	22,525	1,042	35,919	10,645
Income tax expense	9,059	418	14,447	4,357

Net income	$13,466	$624	$21,472	$6,288

The accompanying notes are an integral part of these financial statements.

LOUISIANA GENERATING LLC

STATEMENTS OF MEMBER’S EQUITY

For the Three Months Ended June 30, 2004 and 2003
(Unaudited)

	Member		Member		Total
			Contributions/	Accumulated	Member’s
	Units	Amount	Distributions	Net Income	Equity

	(In thousands of dollars)
Balances at March 31, 2003 (Predecessor Company)	1,000	$1	$239,870	$36,505	$276,376
Net income	—	—	—	624	624

Balances at June 30, 2003 (Predecessor Company)	1,000	$1	$239,870	$37,129	$277,000

Balances at March 31, 2004 (Reorganized Company)	1,000	$1	$649,622	$8,462	$658,085
Net income	—	—	—	13,466	13,466

Balances at June 30, 2004 (Reorganized Company)	1,000	$1	$649,622	$21,928	$671,551

The accompanying notes are an integral part of these financial statements.

LOUISIANA GENERATING LLC

STATEMENTS OF MEMBER’S EQUITY

For the Six Months Ended June 30, 2004 and 2003
(Unaudited)

	Member		Member		Total
			Contributions/	Accumulated	Member’s
	Units	Amount	Distributions	Net Income	Equity

	(In thousands of dollars)
Balances at December 31, 2002 (Predecessor Company)	1,000	$1	$239,870	$30,841	$270,712
Net income	—	—	—	6,288	6,288

Balances at June 30, 2003 (Predecessor Company)	1,000	$1	$239,870	$37,129	$277,000

Balances at December 31, 2003 (Reorganized Company)	1,000	$1	$649,622	$456	$650,079
Net income	—	—	—	21,472	21,472

Balances at June 30, 2004 (Reorganized Company)	1,000	$1	$649,622	$21,928	$671,551

The accompanying notes are an integral part of these financial statements.

LOUISIANA GENERATING LLC

STATEMENTS OF CASH FLOWS

(Unaudited)

	Reorganized	Predecessor
	Company	Company

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2004	2003

	(In thousands of dollars)
Cash flows from operating activities
Net income	$21,472	$6,288
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	30,032	16,221
Deferred income taxes	14,447	4,357
Amortization of intangibles	6,527	214
Amortization of out-of-market power contracts	(17,337)	—
Changes in assets and liabilities
Accounts receivable	3,706	15,372
Inventory	5,345	4,269
Prepayments and other current assets	2,275	(4,133)
Accounts payable	(5,568)	12,317
Accounts payable and receivable — affiliates, net	12,706	5,672
Accrued interest — affiliates	—	(35,337)
Accrued fuel and purchased power expense	—	(7,491)
Other current liabilities	(3,239)	(3,715)
Changes in other assets and liabilities	289	(216)

Net cash provided by operating activities	70,655	13,818

Cash flows from investing activities
Capital expenditures	(25,265)	(5,389)
Decrease in note receivable	584	1,500
(Increase)/decrease in restricted cash	99	(1,917)

Net cash used in investing activities	(24,582)	(5,806)

Cash flows from financing activities
Net cash provided by financing activities	—	—

Net increase in cash and cash equivalents	46,073	8,012
Cash and cash equivalents
Beginning of period	4,612	—

End of period	$50,685	$8,012

The accompanying notes are an integral part of these financial statements.

LOUISIANA GENERATING LLC

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

1.	Organization

      Louisiana Generating LLC (“Louisiana Generating” or the “Company”) is an indirect wholly owned subsidiary of NRG Energy, Inc. (“NRG Energy”). NRG South Central (“South Central”) owns 100% of the Company. South Central’s members are NRG Central U.S. LLC (“NRG Central”) and South Central Generation Holding LLC (“South Central Generation”). NRG Central and South Central Generation are directly held wholly owned subsidiaries of NRG Energy, each of which owns a 50% interest in South Central.

      The Company was formed for the purpose of acquiring, owning, operating and maintaining the electric generating facilities acquired from Cajun Electric Power Cooperative, Inc. (“Cajun Electric”). Pursuant to a competitive bidding process, following the Chapter 11 bankruptcy proceeding of Cajun Electric, Louisiana Generating acquired the non-nuclear electric power generating assets of Cajun Electric.

Recent Developments

      On May 14, 2003, NRG Energy and 25 of its direct and indirect wholly owned subsidiaries commenced voluntary petitions under Chapter 11 of the bankruptcy code in the United States Bankruptcy Court for the Southern District of New York. The Company was included in the Chapter 11 filing. During the bankruptcy proceedings, NRG Energy continued to conduct business and manage the companies as debtors in possession pursuant to sections 1107(a) and 1108 of the bankruptcy code. Two plans of reorganization were filed in connection with the restructuring efforts. The first, filed on May 14, 2003, and referred to as NRG Energy’s Plan of Reorganization, relates to NRG Energy and the other NRG Energy plan debtors. The second plan, relating to the Company, the Northeast Generating subsidiaries and the other South Central subsidiaries, referred to as the Northeast/ South Central Plan of Reorganization, was filed on September 17, 2003. On November 24, 2003, the bankruptcy court entered an order confirming NRG Energy’s Plan of Reorganization and the plan became effective on December 5, 2003. On November 25, 2003, the bankruptcy court issued an order confirming the Northeast/ South Central Plan of Reorganization and the plan became effective on December 23, 2003. In connection with NRG Energy’s emergence from bankruptcy, NRG Energy adopted fresh start accounting in accordance with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”) on December 5, 2003. NRG Energy’s fresh start accounting was applied to the Company on a push down accounting basis with the financial statement impact recorded as an adjustment to the December 6, 2003 member’s equity.

Northeast/ South Central Plan of Reorganization

      The Northeast/ South Central Plan of Reorganization was proposed on September 17, 2003 after necessary financing commitments were secured. On November 25, 2003, the bankruptcy court issued an order confirming the Northeast/ South Central Plan of Reorganization and the plan became effective on December 23, 2003. In connection with the order confirming the Northeast/ South Central Plan of Reorganization, the court entered a separate order which provides that the allowed amount of the bondholders’ claims shall equal in the aggregate the sum of (i) $1.3 billion plus (ii) any accrued and unpaid interest at the applicable contract rates through the date of payment to the indenture trustee plus (iii) the reasonable fees, costs or expenses of the collateral agent and indenture trustee (other than reasonable professional fees incurred from October 1, 2003) plus (iv) $19.6 million, ratably, for each holder of bonds based upon the current outstanding principal amount of the bonds and irrespective of (a) the date of maturity of the bonds, (b) the interest rate applicable to such bonds and (c) the issuer of the bonds.

      The creditors of Northeast and South Central subsidiaries were unimpaired by the Northeast/ South Central Plan of Reorganization. The creditors holding allowed general secured claims were paid in cash, in full on the effective date of the Northeast/ South Central Plan of Reorganization. Holders of allowed unsecured claims received either (i) cash equal to the unpaid portion of their allowed unsecured claim, (ii) treatment

LOUISIANA GENERATING LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

that leaves unaltered the legal, equitable and contractual rights to which such unsecured claim entitles the holder of such claim, (iii) treatment that otherwise renders such unsecured claim unimpaired pursuant to section 1124 of the bankruptcy code or (iv) such other, less favorable treatment that is confirmed in writing as being acceptable to such holder and to the applicable debtor.

2.	Summary of Significant Accounting Policies

Basis of Presentation

      As used in these unaudited interim financial statements, “Predecessor Company” refers to the Company prior to NRG Energy’s emergence from bankruptcy. “Reorganized Company” refers to the Company after NRG Energy’s emergence from bankruptcy.

      The accompanying unaudited interim financial statements have been prepared in accordance with the Securities and Exchange Commission’s or “SEC” regulations for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accounting policies followed are set forth in Note 2 to the Company’s annual audited financial statements for the year ended December 31, 2003. The following notes should be read in conjunction with such policies and other disclosures. Interim results are not necessarily indicative of results for a full year.

      In the opinion of management, the accompanying unaudited interim financial statements contain all material adjustments necessary to present fairly the Company’s financial position as of June 30, 2004 and December 31, 2003, the results of its operations and member’s equity for the three and six months ended June 30, 2004 and 2003 and the cash flows for the six months ended June 30, 2004 and 2003. Certain prior-year amounts have been reclassified for comparative purposes.

Comparability of Financial Information

      Due to NRG Energy’s adoption of Fresh Start as of December 5, 2003, the Reorganized Company’s balance sheet, statement of operations and statement of cash flows have not been prepared on a consistent basis with the Predecessor Company’s financial statements and are not comparable in certain respects to the financial statements prior to the application of push down accounting from NRG Energy’s fresh start accounting. A black line has been drawn on the accompanying financial statements (excluding the balance sheet) to separate and distinguish between the Reorganized Company and the Predecessor Company.

3.	Other Charges

      For the six months ended June 30, 2004, the Company incurred $0.6 million of reorganization costs. All reorganization costs have been incurred since the Company filed for bankruptcy in May 2003. These costs consist of bankruptcy related charges primarily related to professional fees and liability settlements. For the three months ended June 30, 2004, a net credit of $71,000 was recorded related to the settlement of obligations recorded under Fresh Start accounting. No reorganization costs were recorded for the three and six months ended June 30, 2003.

      The Company reviewed the recoverability of its long-lived assets in accordance with the guidelines of Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. As a result of this review, no impairment charges were recorded for the three and six months ended June 30, 2004 and 2003.

LOUISIANA GENERATING LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

4.	Inventory

      Inventory, which is valued at the lower of weighted average cost or market, consists of:

	Reorganized Company

	June 30,	December 31,
	2004	2003

	(In thousands of dollars)
Coal	$20,915	$26,108
Spare parts	7,020	7,186
Fuel oil	797	783

Total inventory	$28,732	$34,077

5.	Property, Plant and Equipment

      The major classes of property, plant and equipment were as follows:

	Reorganized Company

	June 30,	December 31,
	2004	2003

	(In thousands of dollars)
Land	$20,142	$20,142
Facilities, machinery and equipment	845,077	845,077
Construction in progress	25,594	329
Accumulated depreciation	(32,484)	(2,452)

Property, plant and equipment, net	$858,329	$863,096

6.	Asset Retirement Obligation

      Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). SFAS No. 143 requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred. Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which a legal obligation exists under enacted laws, statutes and written or oral contracts, including obligations arising under the doctrine of promissory estoppel.

      The Company identified certain retirement obligations within its operations. These asset retirement obligations are related primarily to the future dismantlement of equipment on leased property and environment obligations related to ash disposal site closures. The Company also identified similar other asset retirement obligations that could not be calculated because the assets associated with the retirement obligations were determined to have an indeterminate life. The adoption of SFAS No. 143 resulted in recording a $0.2 million increase to property, plant and equipment and a $0.3 million increase to other long-term obligations. The cumulative effect of adopting SFAS No. 143 was recorded as a $21,000 increase to depreciation expense and a $0.1 million increase to operating costs as the Company considered the cumulative effect to be immaterial.

LOUISIANA GENERATING LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The following represents the balances of the asset retirement obligation as of January 1, 2004, and the accretion of the asset retirement obligation for the six months ended June 30, 2004, which is included in other long-term obligations in the balance sheet.

	Reorganized Company

		Accretion
		for the
	Beginning	Six Months	Ending
	Balance	Ended	Balance
	January 1,	June 30,	June 30,
	2004	2004	2004

	(In thousands of dollars)
Asset retirement obligations	$2,063	$71	$2,134

7.     Intangible Assets

      Upon the application of push down accounting, the Company established certain intangible assets for power sales agreements and plant emission allowances. These intangible assets will be amortized over their respective lives based on a straight-line or units of production basis to resemble the Company’s realization of such assets.

      Power sale agreements will be amortized as a reduction to revenue over the terms and conditions of each contract. The remaining amortization period is three years for the power sale agreements. Emission allowances will be amortized as additional fuel expense based upon the actual level of emissions from the respective plants through 2023. Aggregate amortization recognized for the three and six months ended June 30, 2004, was approximately $3.2 million and $6.5 million, respectively. The annual aggregate amortization for each of the five succeeding years is expected to approximate $11.5 million in years one through three and $5 million in years four and five for both the power sale agreements and emission allowances. The expected annual amortization of these amounts is expected to change as the Company relieves the tax valuation allowance, as explained below.

      For the three and six months ended June 30, 2004, the Company reduced its tax valuation allowance by $9.1 million and $14.5 million, respectively, and in accordance with SOP 90-7, recorded a corresponding reduction related to the Company’s intangible assets. As a result of the recognition of a deferred tax asset valuation allowance in connection with push down accounting, any future benefits from reducing the valuation allowance should first reduce intangible assets until exhausted, and thereafter be recorded as a direct addition to paid in capital.

      Intangible assets consisted of the following:

	Power Sale	Emission
	Agreements	Allowances	Total

	(In thousands of dollars)
Balances as of December 31, 2003	$27,013	$93,841	$120,854
Tax valuation adjustment	(3,229)	(11,218)	(14,447)
Amortization	(3,636)	(2,891)	(6,527)

Balances as of June 30, 2004	$20,148	$79,732	$99,880

8.	Derivative Instruments and Hedging Activity

      SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), as amended, requires the Company to record all derivatives on the balance sheet as assets or liabilities at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in accumulated other comprehensive income (“OCI”) and subsequently recognized

LOUISIANA GENERATING LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

in earnings when the hedged items impact income. For derivatives designated as hedges of the fair value of assets or liabilities, the changes in fair value of both the derivatives and the hedged items are recorded in current earnings. Changes in the fair value of nonhedge derivatives will be immediately recognized in earnings.

      SFAS No. 133 applies to South Central’s long-term power sales contracts, long-term fuel purchase contracts and other energy related commodities financial instruments used to mitigate variability in earnings due to fluctuations in spot market prices, hedge fuel requirements at generation facilities and protect investment in fuel inventories. The Company has long-term power sales contracts and fuel purchase agreements that qualify as normal purchase and sales under SFAS No. 133, and are therefor exempt from fair value accounting treatment. All other derivative activities are conducted by an affiliate of South Central and are not recorded by the Company.

9.	Commitments and Contingencies

Contractual Commitments

Power Supply Agreements with the Distribution Cooperatives

      During March 2000, the Company entered into certain power supply agreements with eleven distribution cooperatives to provide energy, capacity and transmission services. The agreements are standardized into three types, Form A, B and C. In connection with the application of push down accounting, certain of the Company’s long-term power supply agreements were determined to be at above or below market rates. As a result, the Company valued these agreements and recognized the fair value of such contracts on the December 6, 2003 balance sheet. The fair value of these contracts that were deemed to be valuable have been included in intangible assets. The fair value of contracts determined to be significantly burdensome were recorded as noncurrent liabilities. The favorable and unfavorable contract valuation amounts will be amortized as a net increase to revenues over the terms and conditions of each contract. These contracts consist primarily of the long-term power sale agreements the Company has with its cooperative customers and certain others. The gross carrying amount of the unfavorable out-of-market power sales agreements at both June 30, 2004 and December 31, 2003, was $390.5 million. During the three and six months ended June 30, 2004, approximately $6.7 million and $13.7 million, respectively, was amortized as an increase to revenues.

Form A Agreements

      Six of the distribution cooperatives entered into Form A power supply agreements. The Form A agreement is an all-requirements power supply agreement which has an initial term of 25 years, commencing on March 31, 2000. After the initial term, the agreement continues on a year-to-year basis, unless terminated by either party giving five years advanced notice.

      Under the Form A power supply agreement, the Company is obligated to supply the distribution cooperative all of the energy and capacity required by the distribution cooperative for service to its retail customers although the distribution cooperative has certain limited rights under which it can purchase energy and capacity from third parties.

      The Company must contract for all transmission service required to serve the distribution cooperative and will pass through the costs of transmission service to the cooperative. The Company is required to supply at its cost, without pass through, control area services and ancillary services which transmission providers are not required to provide.

      The Company owns and maintains the substations and other facilities used to deliver energy and capacity to the distribution cooperative and charges the cooperative a monthly specific delivery facility charge for such facilities any additions to, or new delivery facilities. The initial monthly charge is 1% of the value of all of the distribution cooperative’s specific delivery facilities. The cost of additional investment during the term of the

LOUISIANA GENERATING LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

agreement will be added to the initial value of the delivery facilities to calculate the monthly specific delivery facility charge.

      The Company charges the distribution cooperative a demand charge, a fuel charge and a variable operation and maintenance charge. The demand charge consists of two components, a capital rate and a fixed operation and maintenance rate. The distribution cooperatives have an option to choose one of two fuel options, all six have selected the first option which is a fixed fee through 2004 and determined using a formula which is based on gas prices and the cost of delivered coal for the period thereafter. At the end of the fifteenth year of the contract, the cooperatives may switch to the second fuel option. The second fuel option consists of a pass-through of fuel costs, with a guaranteed coal heat rate and purchased energy costs, excluding the demand component in purchased power. From time to time, the Company may offer fixed fuel rates which the cooperative may elect to utilize. The variable operation and maintenance charge is fixed through 2004 and escalates at either approximately 3% per annum or in accordance with actual changes in specified indices as selected by the distribution cooperative. Five of the distribution cooperatives elected the fixed escalation provision and one elected the specified indices provision.

Form B Agreements

      One distribution cooperative selected the Form B Power Supply Agreement. The term of the Form B power supply agreement commences on March 31, 2000 and ends on December 31, 2024. The Form B power supply agreement allows the distribution cooperative the right to elect to limit its purchase obligations to “base supply” or also to purchase “supplemental supply.” Base supply is the distribution cooperative’s ratable share of the generating capacity purchased by the Company from Cajun Electric. Supplemental supply is the cooperative’s requirements in excess of the base supply amount. The distribution cooperative which selected the Form B agreement also elected to purchase supplemental supply.

      The Company charges the distribution cooperative a monthly specific delivery facility charge of approximately 1.75% of the depreciated net book value of the specific delivery facilities, including additional investment. The distribution cooperative may assume the right to maintain the specific delivery facilities and reduce the charge to 1.25% of the depreciated net book value of the specific delivery facilities. The Company also charges the distribution cooperative its ratable share of 1.75% of the depreciated book value of common delivery facilities, which include communications, transmission and metering facilities owned by the Company to provide supervisory control and data acquisition, and automatic control for its customers.

      For base supply, the Company charges the distribution cooperative a demand charge, an energy charge and a fuel charge. The demand charge for each contract year is set forth in the agreement and is subject to increase for environmental legislation or occupational safety and health laws enacted after the effective date of the agreement. The Company can increase the demand charge to the extent its cost of providing supplemental supply exceeds $400 per kilowatt (“kW”). The energy charge is fixed through 2004, and decreased slightly for the remainder of the contract term. The fuel charge is a pass-through of fuel and purchased energy costs. The distribution cooperative may elect to be charged based on a guaranteed coal-fired heat rate of 10,600 British Thermal Units per kilowatt hour (“Btu/kWh”), and it may also select fixed fuel factors as set forth in the agreement for each year through 2008. The one distribution cooperative which selected this form of agreement elected to utilize the fixed fuel factors. For the years after 2008, the Company will offer additional fixed fuel factors for five-year periods that may be elected. For the years after 2008, the distribution cooperative may also elect to have its charges computed under the pass-through provisions with or without the guaranteed coal-fired heat rate.

      At the beginning of year six, the Company will establish a rate fund equal to the ratable share of $18 million. The amount of the fund will be approximately $720,000. This fund will be used to offset the energy costs of the Form B distribution cooperatives which elected the fuel pass-through provision of the fuel

LOUISIANA GENERATING LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

charge, to the extent the cost of power exceeds $0.04/kWh. Any funds remaining at the end of the term of the power supply agreement will be returned to the Company.

Form C Agreements

      Four distribution cooperatives selected the Form C power supply agreement. The Form C power supply agreement is identical to the Form A power supply agreement, except for the following.

      The term of the Form C power supply agreement was for four years following the closing date of the acquisition of the Cajun facilities. In October 2003, the Louisiana Public Service Commission approved contract extensions for all four Form C distribution cooperatives for terms of an additional five or ten years.

      The Company will charge the distribution cooperative a demand rate, a variable operation and maintenance charge and a fuel charge. The Company will not offer the distribution cooperatives which select the Form C agreement any new incentive rates, but will continue to honor existing incentive rates. At the end of the term of the agreement, the distribution cooperative is obligated to purchase the specific delivery facilities for a purchase price equal to the depreciated book value.

Other Power Supply Agreements

      The Company assumed Cajun Electric’s rights and obligations under two consecutive long-term power supply agreements with South Western Electric Power Company (“SWEPCO”), one agreement with South Mississippi Electric Power Association (“SMEPA”) and one agreement with Municipal Energy Agency of Mississippi (“MEAM”).

      The SWEPCO Operating Reserves and Off-Peak Power Sale Agreement terminates on December 31, 2007. The agreement requires the Company to supply 100 MW of off-peak energy during certain hours of the day to a maximum of 292,000 MWh per year and an additional 100 MW of operating reserve capacity and the associated energy within ten minutes of a phone request during certain hours to a maximum of 43,800 MWh of operating reserve energy per year. The obligation to purchase the 100 MW of off-peak energy is contingent on the Company’s ability to deliver operating reserve capacity and energy associated with operating reserve capacity. At the Company’s request, it will supply up to 100 MW of nonfirm, on peak capacity and associated energy.

      The SWEPCO Operating Reserves Capacity and Energy Power Sale Agreement is effective January 1, 2008 through December 31, 2026. The agreement requires the Company to provide 50 MW of operating reserve capacity within ten minutes of a phone request. In addition, SWEPCO is granted the right to purchase up to 21,900 MWh/year of operating reserve energy.

      The SMEPA Unit Power Sale Agreement is effective through May 31, 2009, unless terminated following certain regulatory changes, changes in fuel costs or destruction of the Cajun facilities. The agreement requires the Company to provide 75 MW of capacity and the associated energy from Big Cajun II, Unit 1 and an option for SMEPA to purchase additional capacity and associated energy if the Company determines that it is available, in 10 MW increments, up to a total of 200 MW. SMEPA is required to schedule a minimum of 25 MW plus 37% of any additional capacity that is purchased. The capacity charge was fixed through May 31, 2004, and increased for the period June 1, 2004 through May 31, 2009, including transmission costs to the delivery point and any escalation of expenses. The energy charge is 110% of the incremental fuel cost for Big Cajun II, Unit 1.

      The MEAM Power Sale Agreement is effective through May 31, 2010, with an option for MEAM to extend through September 30, 2015, upon five years advance notice. The agreement requires the Company to provide 20 MW of firm capacity and associated energy with an option for MEAM to increase the capacity purchased to a total of 30 MW upon five years advance notice. The capacity charge is fixed. The operation and

LOUISIANA GENERATING LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

maintenance charge is a fixed amount which escalates at 3.5% per year. There is a transmission charge which varies depending upon the delivery point. The price for energy associated with the firm capacity is 110% of the incremental generating cost to the Company and is adjusted to include transmission losses to the delivery point.

Coal Supply Agreement

      The Company has entered into a coal supply agreement with Triton Coal. The coal is primarily sourced from Triton Coal’s Buckskin and North Rochelle mines located in the Powder River Basin, Wyoming. The coal supply agreement has an initial term ending March 31, 2005. The agreement establishes a base price per ton for coal supplied by Triton Coal. The base price is subject to adjustment for changes in the level of taxes or other government fees and charges, variations in the caloric value and sulfur content of the coal shipped, and changes in the price of SO(2) emission allowances. The base price is based on certain annual weighted average quality specifications, subject to suspension and rejection limits.

Coal Transportation Agreement

      The Company entered into a coal transportation agreement with Burlington Northern and Santa Fe Railway and American Commercial Terminal. The term of the agreement is five years from March 31, 2000. This agreement provides for the transportation of all of the coal requirements of Big Cajun II from the mines in Wyoming to Big Cajun II.

Transmission and Interconnection Agreements

      The Company assumed Cajun Electric’s existing transmission agreements with Central Louisiana Electric Company, SWEPCO; and Entergy Services, Inc., acting as agent for Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., and Entergy New Orleans, Inc. The Company also entered into two interconnection and operating agreements with Entergy Gulf States, Inc. on May 1, 2002. The Cajun facilities are connected to the transmission system of Entergy Gulf States, Inc. and power is delivered to the distribution cooperatives at various delivery points on the transmission systems of Entergy Gulf States, Inc., Entergy Louisiana, Inc., Central Louisiana Electric Company and SWEPCO. The Company also assumed from Cajun Electric 20 interchange and sales agreements with utilities and cooperatives, providing access to a 12 state area.

Environmental Matters

      The construction and operation of power projects are subject to stringent environmental and safety protection and land use laws and regulation in the United States. These laws and regulations generally require lengthy and complex processes to obtain licenses, permits and approvals from federal, state and local agencies. If such laws and regulations become more stringent and the Company’s facilities are not exempted from coverage, the Company could be required to make extensive modifications to further reduce potential environmental impacts. Also, the Company could be held responsible under environmental and safety laws for the cleanup of pollutant releases at its facilities or at off-site locations where it has sent wastes.

      The Company and its subsidiaries strive to exceed the standards of compliance with applicable environmental and safety regulations. Nonetheless, the Company expects that future liability under or compliance with environmental and safety requirements could have a material effect on its operations or competitive position. It is not possible at this time to determine when or to what extent additional facilities or modifications of existing or planned facilities will be required as a result of possible changes to environmental and safety regulations, regulatory interpretations or enforcement policies. In general, the effect of future laws or regulations is expected to require the addition of pollution control equipment or the imposition of restrictions on the Company’s operations.

LOUISIANA GENERATING LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The Company establishes accruals where reasonable estimates of probable environmental and safety liabilities are possible. The Company adjusts the accruals when new remediation responsibilities are discovered and probable costs become estimable, or when current remediation estimates are adjusted to reflect new information.

      Under various federal, state and local environmental laws and regulations, a current or previous owner or operator of any facility, including an electric generating facility, may be required to investigate and remediate releases or threatened releases of hazardous or toxic substances or petroleum products located at the facility, and may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and remediation costs incurred by the party in connection with any releases or threatened releases. These laws, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, impose liability without regard to whether the owner knew of or caused the presence of the hazardous substances, and courts have interpreted liability under such laws to be strict (without fault) and joint and several. The cost of investigation, remediation or removal of any hazardous or toxic substances or petroleum products could be substantial. The Company has not been named as a potentially responsible party with respect to any off-site waste disposal matter.

      Liabilities associated with closure, post-closure care and monitoring of the ash ponds owned and operated on site at the Big Cajun II Generating Station are addressed through the use of a trust fund maintained by the Company (one of the instruments allowed by the Louisiana Department of Environmental Quality for providing financial assurance for expenses associated with closure and post-closure care of the ponds). The value of the trust fund is approximately $4.9 million at June 30, 2004, and the Company is making annual payments to the fund in the amount of about $116,000. See Note 12.

      The Louisiana Department of Environmental Quality has promulgated State Implementation Plan revisions to bring the Baton Rouge ozone nonattainment area into compliance with National Ambient Air Quality Standards. The Company participated in development of the revisions, which require the reduction of NO(x) emissions at the gas-fired Big Cajun I Power Station and coal-fired Big Cajun II Power Station to 0.1 pounds NO(x) per million Btu heat input and 0.21 pounds NO(x) per million Btu heat input, respectively. This revision of the Louisiana air rules would appear to constitute a change-in-law covered by agreement between the Company and the electric cooperatives allowing the costs of added combustion controls to be passed through to the cooperatives. The capital cost of combustion controls required at the Big Cajun II Generating Station to meet the State’s NO(x) regulations will total about $10.0 million for Unit 1. Units 2 and 3 have already made such changes. The capital cost of combustion controls required at the Big Cajun I Generating Station to meet the State’s NO(x) regulations will total about $5 million to $10 million for the Unit 1 and 2 steam boilers.

Legal Issues

United States Environmental Protection Agency Request for Information under Section 114 of the Clean Air Act

      On January 27, 2004, Louisiana Generating, LLC and Big Cajun II received a request for information under Section 114 of the Clean Air Act from the United States Environmental Protection Agency (“EPA”) seeking information primarily relating to physical changes made at Big Cajun II in 1994 and 1995 by the predecessor owner of that facility. Louisiana Generating, LLC and Big Cajun II have been responding to the EPA request in an appropriate manner. At the present time, the Company cannot predict the probable outcome in this matter.

LOUISIANA GENERATING LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

Travis Ballou, et al. v. Ralph Mabey, et al., United States Court of Appeals for the Fifth Circuit, No. 03-30343; Kenneth W. Austin, et al. v. Ralph Mabey, et al., United States District Court for the Middle District of Louisiana, Civil Action No. 00-728-D-M1

      Two lawsuits are pending in Federal Court involving 39 former employees of Cajun Electric Power Cooperative, Inc. who claim age/race/sex discrimination in failure to hire by the Company. One lawsuit was dismissed on summary judgment and has been appealed. In the remaining lawsuit, the Company is awaiting the District Court’s ruling on the Company’s motions for summary judgment.

In the Matter of Louisiana Generating, LLC, Adversary Proceeding No. 2002-1095 1-EQ on the Docket of the Louisiana Division of Administrative Law

      During 2000, the Louisiana Department of Environmental Quality (“DEQ”) issued a Part 70 Air Permit modification to the Company to construct and operate two 240 MW natural gas-fired turbines. The Part 70 Air Permit set emissions limits for the criteria air pollutants, including NOx, based on the application of Best Available Control Technology (“BACT”). The BACT limitation for NO(x) was based on the guarantees of the manufacturer, Siemens-Westinghouse. The Company sought an interim emissions limit to allow Siemens-Westinghouse time to install additional control equipment. To establish the interim limit, DEQ issued a Compliance Order and Notice of Potential Penalty, No. AE-CN-02-0022, on September 8, 2002, which is, in part, subject to the referenced administrative hearing. DEQ alleged that Louisiana Generating did not meet its NO(x) emissions limit on certain days, did not conduct all opacity monitoring and did not complete all record keeping and certification requirements. The Company intends to vigorously defend certain claims and any future penalty assessment, while also seeking an amendment of its limit for NO(x). An initial status conference was held with the Administrative Law Judge and quarterly reports are being submitted to that judge to describe progress, including settlement and amendment of the limit. In late February 2004, the Company timely submitted to the DEQ an amended BACT analysis and amended Prevention of Significant Deterioration and Title V permit application to amend the NO(x) limit. The DEQ is presently processing the permit application. In addition, the Company may assert breach of warranty claims against the manufacturer. With respect to the administrative action described above, at this time the Company is unable to predict the eventual outcome of this matter or the potential loss contingencies, if any, to which the Company may be subject.

10.	Regulatory Issues

      The Company’s assets are located within the control area of Entergy Corporation (“Entergy”), a vertically integrated utility. The utility performs the scheduling, reserve and reliability functions that are administered by the ISOs in certain other regions of the United States and Canada. The Company operates a National Electric Reliability Council (“NERC”) certified control area within the Entergy control area, which is comprised of the Company’s generating assets and its co-op customer loads. Although the reliability functions performed are essentially the same, the primary differences between these markets lie principally in the physical delivery and price discovery mechanisms. In the South Central region, all power sales and purchases are consummated bilaterally between individual counter-parties, and physically delivered either within or across the physical control areas of the transmission owners from the source generator to the sink load. Transacting counter-parties are required to reserve and purchase transmission services from the intervening transmission owners at their FERC approved tariff rates. Included with these transmission services are the reserve and ancillary costs. Energy prices in the South Central region are determined and agreed to in bilateral negotiations between representatives of the transacting counter-parties, using market information gleaned by the individual marketing agents arranging the transactions.

      In the South Central area, including Entergy’s service territory, the present energy market is not a centralized market and does not have an independent system operator as is found in the Northeast markets.

LOUISIANA GENERATING LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Company presently has long-term all requirements contracts with 11 Louisiana Distribution Cooperatives, and long-term contracts with the Municipal Energy Agency of Mississippi, South Mississippi Electric Power Association and Southwestern Electric Power Company. The Distribution Cooperatives serve approximately 300,000 to 350,000 retail customers.

      On March 31, 2004, Entergy filed with FERC a proposal to have an independent person monitor the Entergy operation of the transmission system. FERC has not ruled on this request. Also, it is unclear at this time how these recent developments will impact the Company.

11.	Jointly Owned Plant

      On March 31, 2000, the Company acquired a 58% interest in the Big Cajun II, Unit 3 generation plant. Entergy Gulf States, Inc. owns the remaining 42%. Big Cajun II, Unit 3 is operated and maintained by the Company pursuant to a joint ownership participation and operating agreement. Under this agreement, the Company and Entergy Gulf States, Inc. are each entitled to their ownership percentage of the hourly net electrical output of Big Cajun II, Unit 3. All fixed costs are shared in proportion to the ownership interests. Fixed costs include the cost of operating common facilities. All variable costs are borne in proportion to the energy delivered to the owners. The Company’s statements of operations include its share of all fixed and variable costs of operating the unit.

12.	Decommissioning Fund

      The Company is required by the State of Louisiana Department of Environmental Quality to rehabilitate its Big Cajun II ash and wastewater impoundment areas upon removal from service of the Big Cajun II facilities. On July 1, 1989, a guarantor trust fund (the “Solid Waste Disposal Trust Fund”) was established to accumulate the estimated funds necessary for such purpose. The Company’s predecessor deposited $1.06 million in the Solid Waste Disposal Trust Fund in 1989, and funded $116,000 annually thereafter, based upon an estimated future rehabilitation cost (in 1989 dollars) of approximately $3.5 million and the remaining estimated useful life of the Big Cajun II facilities. Prior to January 1, 2003, cumulative contributions to the Solid Waste Disposal Trust Fund and earnings on the investments therein were accrued as a decommissioning liability. Effective January 1, 2003, the Company adopted SFAS No. 143 and accounts for its decommissioning liability. At June 30, 2004 and December 31, 2003, the carrying value of the trust fund investments and the related accrued decommissioning liability was approximately $4.9 million and $4.8 million, respectively. The trust fund investments are comprised of various debt securities of the United States and are carried at amortized cost, which approximates their fair value.

13.	Guarantees

      In November 2002, the FASB issued Interpretation No. (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of the guarantee for the obligations the guarantor has undertaken in issuing the guarantee.

      In connection with the application of push down accounting, all outstanding guarantees were considered new; accordingly, the Company applied the provisions of FIN 45 to all of those guarantees. Each guarantee was reviewed for the requirement to recognize a liability at inception.

LOUISIANA GENERATING LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The Company is a guarantor under the debt issued by the Company’s ultimate parent, NRG Energy. NRG Energy issued $1.25 billion of 8% Second Priority Notes on December 23, 2003, due and payable on December 15, 2013. On January 28, 2004, NRG Energy also issued $475.0 million of Second Priority Notes, under the same terms and indenture as its December 23, 2003 offering.

      NRG Energy’s payment obligations under the notes and all related Parity Lien Obligations are guaranteed on an unconditional basis by each of NRG Energy’s current and future restricted subsidiaries, of which the Company is one. The notes are jointly and severally guaranteed by each of the guarantors. The subsidiary guarantees of the notes are secured, on a second priority basis, equally and ratably with any future Parity Lien Debt, by security interest in all of the assets of the guarantors, except certain excluded assets, subject to liens securing parity lien debt and other permitted prior liens.

      The Company’s obligations pursuant to its guarantees of the performance, equity and indebtedness obligations were as follows:

	Guarantee/
	Maximum		Expiration
	Exposure	Nature of Guarantee	Date	Triggering Event

	(In thousands of dollars)
NRG Energy Second Priority Notes due 2013	$1,753,000	Obligations under credit agreement	2013	Nonperformance

14.	Income Taxes

      The Company is included in the consolidated tax return filings as a wholly owned indirect subsidiary of NRG Energy. Reflected in the financial statements and notes below are separate company federal and state tax provisions as if the Company had prepared separate filings. An income tax provision has been established on the accompanying financial statements as of the earliest period presented in order to reflect income taxes as if the Company filed its own tax return. The Company’s ultimate parent, NRG Energy, does not have a tax allocation agreement with its subsidiaries and prior to January 1, 2003, income taxes were not recorded or allocated to non tax paying entities or entities such as the Company which are treated as disregarded entities for tax purposes. Because the Company is not a party to a tax sharing agreement, current tax expense (benefit) is recorded as a capital contribution from (distribution to) the Company’s parent. The cumulative effect of recording an income tax provision (benefit) and deferred taxes resulted in recording as of December 31, 2002, a net deferred tax liability of $37.8 million and a reduction to member’s equity of $37.8 million.

      Income taxes for the six months ended June 30, 2004 was a tax expense of $14.4 million compared to a tax expense of $4.4 million for the same period in 2003. The tax expense for the six months ended June 30, 2004 includes federal tax expense of $11.5 million and state tax expense of $2.9 million. The tax expense for the same period in 2003 includes federal tax expense of $3.5 million and state tax expense of $0.9 million.

      Income taxes for the three months ended June 30, 2004 was a tax expense of $9.1 million compared to a tax expense of $0.4 million for the same period in 2003. The tax expense for the three months ended June 30, 2004 includes federal tax expense of $7.3 million and state tax expense of $1.8 million. The tax expense for the same period in 2003 includes federal tax expense of $0.3 million and state tax expense of $0.1 million.

      The tax expense in 2004 is due to a reduction in deferred tax assets without a tax benefit for the corresponding reduction in valuation allowance. Due to the uncertainty of realization of deferred tax assets related to net operating losses and other temporary differences, the Company’s net deferred tax assets at December 5, 2003, were offset by a full valuation allowance of $131.5 million in accordance with SFAS No. 109. SOP 90-7 requires reductions in the valuation allowance subsequent to push down accounting as of December 5, 2003 should first reduce intangible assets until exhausted and thereafter be reported as a

LOUISIANA GENERATING LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

direct addition to paid-in-capital. Consequently, our effective tax rate in subsequent years will not benefit from reductions in the valuation allowance. For 2003, the tax expense resulting from a decrease in deferred tax assets was offset by a corresponding decrease in valuation allowance which had been established in an earlier year.

      The effective income tax rate for the period ended June 30, 2004, differs from the statutory federal income tax rate of 35% due to state taxes and to the requirement that reductions to the valuation allowance as of December 5, 2003 (push down accounting) should first reduce intangible assets until exhausted. The effective income tax rate for the period ended June 30, 2003, differs from the statutory federal income tax rate of 35% due to state taxes.

      As of June 30, 2004, the valuation allowance against net operating loss carryforwards was $31.2 million and the valuation allowance against other deferred tax assets was $85.5 million. As of December 31, 2003, a valuation allowance of $41.3 million was provided to account for potential limitations on utilization of net operating loss carryforwards, and a valuation allowance of $89.9 million was provided for other deferred tax assets. If unused, the net operating loss carryforward of $77.6 million generated in 2001 through 2003 will expire starting in 2021 and running through 2023.